UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

OI S.A.

(formerly Brasil Telecom S.A.)

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

NOTICE TO THE MARKET

Oi S.A. (the “Company”), pursuant to the provisions of art. 12 of CVM Instruction No. 358/02, discloses that it has received the following communication from Credit Suisse Hedging-Griffo Asset Management S.A. and Credit Suisse Hedging-Griffo Serviços Internacionais S.A.:

“Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A., registered in the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 68.328.632/0001-12 and CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A., registered in the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 06.073.922/0001-05 (together, “CSHG”), NOTIFY the market in general that non-resident investors and investment funds managed by CSHG reduced their share position in Brasil Telecom S.A., to 19,808,805 preferred shares issued by the company, corresponding to 4.96% of the total shares issued of this kind and 3.28% of the total share capital.

Sincerely,

CREDIT SUISSE HEDGING-GRIFFO ASSET MANAGEMENT S.A.

CREDIT SUISSE HEDGING-GRIFFO SERVIÇOS INTERNACIONAIS S.A.”

Rio de Janeiro, March 12, 2012.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer